IAMGOLD PUBLISHES 2021 SUSTAINABILITY REPORT &
NAMED AS ONE OF THE BEST 50 CORPORATE CITIZENS IN CANADA

Toronto, Ontario, July 21, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") today published its 2021 Sustainability Report (the "Report") highlighting the Company's progress and achievements across a range of Environmental, Social and Governance ("ESG") practices. The Company is also proud to announce that it has been named as one of the Corporate Knights' Canada's Best 50 Corporate Citizens of 2022, ranking as one of the top 50 companies in Canada for corporate citizenship.

"This is the 15th year that IAMGOLD has publicly reported on sustainability topics that are most material to our stakeholders, partners and to our business," said Maryse Bélanger, Chair and Interim President and CEO of IAMGOLD. "This well-established history of sustainability reporting underscores the steadfast commitment of the organization and its leadership to operate in a sustainable and responsible manner. This includes maintaining and augmenting our strong health and safety culture, fulfilling our commitments to our local communities and partners, and continuing to remain strong stewards of the environment."

"Being recognized as among the Best 50 Corporate Citizens in Canada is a great honour and reflects the dedication, passion and commitment of our people. We take pride in being responsible operators and are committed to using this strong foundation to help transform IAMGOLD into a stronger, more agile, and sustainable business. As we move forward, IAMGOLD will remain open, engaged, and committed to maximizing the benefits of mining to create a brighter future for our stakeholders and host communities."

The IAMGOLD 2021 Sustainability Report can be viewed and is available for download from the Company's website at www.iamgold.com.

Corporate Knights' annual Best 50 Corporate Citizens ranking has been presented for 20 years measuring companies relative to industry peers on a set of 24 ESG indicators, including board and management diversity, energy and emissions efficiency, financial management and clean revenue. Within the overall Metals & Mining peer group, IAMGOLD ranked 7th among 136 global companies; and within the GICS Industry of Metals and Mining group, IAMGOLD placed 12th among 304 global companies. For more information about Corporate Knights 2022 Best 50 Corporate Citizens in Canada, including full rankings, methodology and rating weights, please visit https://www.corporateknights.com/rankings/best-50-rankings/2022-best-50-rankings/.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to start production towards the end of 2023. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.